January 23, 2018

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4631
Attn:     John Cash
Ernest Greene
Dale Welcome

Re: Green Brick Partners, Inc.
Form 10-K for the Year Ended December 31, 2016
Filed March 13, 2017
File No. 1-33530

Ladies and Gentlemen:

Set forth below is the response of Green Brick Partners, Inc., a Delaware corporation (“we”, “us”, “our” or the “Company”), to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 8, 2018 with respect to the Form 10-K for the year ended December 31, 2016 filed by the Company with the Commission on March 13, 2017.

For your convenience, we have set forth below the Staff’s comment followed by the Company’s response.

Form 10-K for the Year Ended December 31, 2016

Financial Statements

1.	Organization and Basis of Presentation, page 66

Principles of Consolidation, page 67

1.
We note your response to prior comment one. Given that you provide more than half of the financial support of your controlled builders through your first lien construction loans, it is still not clear how you determined that your controlled builders are not variable interest entities. Please provide the following information:

•You indicated that the initial capital contribution for each controlled builder was $0.2 million or less, which accounted for less than 1% of the total assets of each controlled builder. Please tell us how you determined that the controlled builders would have been able to obtain commercial financing on customary terms without additional subordinated financial support. Please provide a more comprehensive analysis including quantitative and/or qualitative factors considered;
•Given size and credit history of your controller builders, please tell us how you determined that the interest rate charged to your controlled builders was reasonable. Please provide support that is consistent with similar size builders as your controlled builders, rather than public companies, as these companies are not comparable to your controlled builders. Please specifically tell us whether your controlled builders have enough equity to induce lenders or other investors to provide the funds necessary at market terms for your controlled builders to conduct their activities;
•Given that the homebuilding industry was coming out of a downturn, please tell us how you determined that companies with similar risk profiles as your controlled builders were extended credit from lending institutions; and

United States Securities and Exchange Commission
January 23, 2018

•If you conclude that your controlled builders are variable interest entities, please provide a comprehensive analysis of how you applied the Variable Interest Model and provide your proposed disclosures.

Response: We have reviewed the Staff's comment from its January 8, 2018 letter and we note that the first three bullet points relate to criteria to determine whether each of our controlled builders is a variable interest entity (“VIE”). As noted in the first three bullet points, at formation, the initial capital contribution for each controlled builder was less than 1% of the total assets of each controlled builder, our controlled builders were small private homebuilders with a lack of credit history, and there was a downturn in the homebuilding industry. After further analysis, we have determined that our controlled builders are VIEs and accordingly have provided the requested comprehensive analysis of how we evaluated and applied the Variable Interest Model and our proposed disclosures.

Variable Interest Model
In summary, pursuant to ASC 810, Consolidation, we will continue to consolidate our controlled builders; however, we will now disclose that the consolidation is based upon application of the Variable Interest Model instead of the Voting Model. We prepared our consolidation analysis using the flowcharts under ASC 810-10-05-6. When determining which of the two consolidation models to apply, we first considered the scope exceptions in paragraphs ASC 810-10-15-12 and 15-17, which we determined we did not meet. While each of our controlled builders is deemed to be a “business,” our controlled builders were designed such that we would finance their purchases of land, from us, and we would provide construction financing through first lien loans that are secured and unsubordinated. Pursuant to paragraphs ASC 810-10-55-16 through 55-41, we concluded that, through our 50% equity interest and associated right to receive the expected residual returns and our obligation to absorb the expected losses of our controlled builders, we have a variable interest in each controlled builder.

Per ASC 810-10-15-14, a legal entity shall be subject to consolidation as a VIE if, by design, (a) the total equity investment at risk is not sufficient to permit the legal entity to finance its activities without additional subordinated financial support, or (b) the holders of the equity investment at risk lack the power to direct the activities of a legal entity that most significantly impact the entity’s economic performance, lack the obligation to absorb expected losses of the legal entity, or lack the right to receive the expected residual returns of the legal entity.

We initially concluded that our controlled builders would have been able to obtain unsubordinated financing, even if at higher interest rates than public homebuilders as discussed in our previous response dated November 13, 2018. However, as stated above, after further analysis, we have determined that our controlled builders are VIEs and we have now applied the Variable Interest Model. Pursuant to ASC 810-10-25-45, we performed a qualitative assessment to determine whether the equity investment at risk at the inception of each controlled builder was sufficient. Our controlled builders were formed under the operating premise that we would provide the financing while the builders provide their home building construction, selling and operating expertise. The initial capital contribution for each controlled builder was less than 1% of the total assets of each controlled builder. Given that the equity investment at risk at inception was less than 10% of each of our controlled builder’s total assets, our controlled builders would not have been able to obtain commercial financing on customary terms without additional subordinated financial support. As such, the equity investment at risk at the time of our investment in our controlled builders was not sufficient to permit them to finance their activities without additional subordinated financial support.

The board of managers of each of our controlled builders, who are appointed by the holders of the equity investment at risk, have the power to direct the activities that significantly impact each of our controlled builder’s economic performance because the board of managers has the exclusive authority to manage, control and operate the controlled builder. Pursuant to our agreements with each controlled builder, we have and exercise the right to appoint two of the three managers of each controlled builder’s board of managers. The two managers we appoint are not subject to the approval of the other members of our controlled builders, but the removal or replacement of a manager appointed by the other members of our controlled builders is subject to our approval. The other members of our controlled builders do not have any veto rights. A majority of the board of managers present at a meeting constitutes a quorum to transact business, so long as one of the managers appointed by us is present. If any action is taken without a meeting, a written consent describing the action must be signed by the majority of the board of managers, as long as one of the managers appointed by us consents. As such, no action can be approved by the board of managers without the approval from at least one individual we have appointed at each controlled builder. Furthermore, each year, our controlled builders submit an annual budget and plan which must be approved by the board of managers. The annual budget and plan cannot be approved without our input and final approval. Accordingly, we have the power to direct the activities that significantly impact the controlled builders’ economic

United States Securities and Exchange Commission
January 23, 2018

performance. Unanimous consent of the board of managers is required for a member to transfer its membership interest. However, we have the right to transfer all or part of our interests in our controlled builders to any entity which is controlled directly or indirectly by us without approval from the board of managers. In addition, pursuant to all of our controlled builder agreements, profits and losses are allocated pro rata based on each member’s ownership interest. While we have a 51% voting right in the case of each controlled builder, we have the obligation to absorb 50% of the expected losses and the right to receive 50% of the expected residual returns of each controlled builder. Our controlled builders’ activities are not conducted on behalf of any one member. As such, we have concluded that the members of the equity investment at risk do not lack (i) the power to direct the activities of the controlled builders that most significantly impact the controlled builders’ economic performance, (ii) the obligation to absorb expected losses of the controlled builders, or (iii) the right to receive the expected residual returns of the controlled builders.

While we have the obligation to absorb 50% of the expected losses and the right to receive 50% of the expected benefits of the controlled builders, the equity investment at risk was not sufficient to permit the legal entity to finance its activities without additional subordinated financial support. Therefore, we have now concluded that each of our controlled builders is a VIE and we have further evaluated each controlled builder for consolidation under the Variable Interest Model.

Once a reporting entity concludes that it has a variable interest in a VIE, the first condition under the Variable Interest Model is to evaluate whether the reporting entity is the primary beneficiary. The primary beneficiary is the party that has (a) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance, and (b) the obligation to absorb losses of the VIE and the right to receive benefits from the VIE that could potentially be significant to the VIE pursuant to ASC 810-10-25-38A through 25-38J and ASC 810-10-25-42. As noted above, we have the ability to control the activities of each controlled builder that most significantly impact the controlled builder’s economic performance. Such activities include, but are not limited to, involvement in the day to day capital decisions, the ability to approve and modify the budget and plan, the ability to control financing decisions, the ability to replace the president and other officers of the building company, and the ability to acquire additional land or dispose of land. In addition, we have the obligation to absorb 50% of the expected losses and the right to receive 50% of the expected residual returns of each controlled builder. Per ASC 810-10-25-38C, the determination of whether an entity has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance should not be affected by the existence of kick-out or participating rights unless a single reporting entity has the unilateral ability to exercise those rights. None of the members under the controlled builder agreements have the unilateral ability to exercise kick-out or participating rights. Therefore, we concluded that we are the primary beneficiary of each controlled builder.

Based on the further analysis above, we have concluded that our controlled builders are VIEs of which we are the primary beneficiary. This change in position from consolidation under the Voting Model to the Variable Interest Model does not have a material impact on our current or prior years consolidated financial statements as we have always consolidated our controlled builders.

Proposed Disclosures
In future filings, we will update our principles of consolidation and critical accounting policies to specifically address how we account for our controlled builders in our consolidated financial statements in a form substantially as follows:

Principles of Consolidation
The Company evaluated its wholly-owned subsidiaries and controlled builders under ASC Topic 810, Consolidation (“ASC 810”) and concluded that each controlled builder is a variable interest entity (“VIE”). The Company owns a 50 percent interest and has 51 percent of the voting interest in each controlled builder. In addition, the Company appoints two of the three board managers of each controlled builder and is able to exercise control over the operations of each controlled builder. The Company accounts for its controlled builders under the variable interest model and is the primary beneficiary of each controlled builder in accordance with ASC 810 (see Note 2). All intercompany balances and transactions have been eliminated in consolidation.

The Company uses the equity method of accounting for its investment in an unconsolidated entity over which it exercises significant influence but does not have a controlling interest. Under the equity method, the Company’s share of the unconsolidated entity’s earnings or loss, if any, is included in the consolidated statements of income.

Generally, the Company forms subsidiaries for each selling community and or homebuilding project in which it invests.

United States Securities and Exchange Commission
January 23, 2018

Variable Interest Entities and Noncontrolling Interests
The Company accounts for VIEs in accordance with ASC 810. In accordance with ASC 810, an entity is a VIE when: (a) the equity investment at risk in the entity is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties, including the equity holders; (b) the entity’s equity holders as a group either (i) lack the direct or indirect ability to make decisions about the entity, (ii) are not obligated to absorb expected losses of the entity or (iii) do not have the right to receive expected residual returns of the entity; or (c) the entity’s equity holders have voting rights that are not proportionate to their economic interests, and the activities of the entity involve or are conducted on behalf of the equity holder with disproportionately few voting rights. If an entity is deemed to be a VIE pursuant to ASC 810, the enterprise that has both (i) the power to direct the activities of a VIE that most significantly impacts the entity’s economic performance and (ii) the obligation to absorb the expected losses of the entity or right to receive benefits from the entity that could be potentially significant to the VIE is considered the primary beneficiary and must consolidate the VIE. In accordance with ASC 810, the Company performs ongoing reassessments of whether it is the primary beneficiary of a VIE.

The Company owns 50% equity interests in several controlled builders, deemed to be VIEs under ASC 810 for which the Company is considered the primary beneficiary. Our controlled builders are engaged in all aspects of the homebuilding process in residential neighborhoods and master planned communities in premium locations in the Dallas and Atlanta markets. We sell finished lots or option lots from third-party developers to our controlled builders for their homebuilding operations and provide them with construction financing and strategic planning. The board of managers of each of the controlled builders has the power to direct the activities that significantly impact the controlled builder’s economic performance. Pursuant to the Company’s agreements with each controlled builder, it has the ability to appoint two of the three managers of each controlled builder’s board of managers. A majority of the board of managers constitutes a quorum to transact business. No action can be approved by the board of managers without the approval from at least one individual whom the Company has appointed at each controlled builder. The Company has the ability to control the activities of each controlled builder that most significantly impact the controlled builder’s economic performance. Such activities include, but are not limited to, involvement in the day to day capital and operating decisions, the ability to determine the budget and plan, the ability to control financing decisions, and the ability to acquire additional land or dispose of land. In addition, the Company has the right to receive the expected residual returns and obligation to absorb the expected losses of each controlled builder through the pro rata profits and losses it is allocated based on its ownership interest. Therefore, the financial statements of the controlled builders are consolidated in the Company’s consolidated financial statements following the variable interest model. The noncontrolling interests attributable to the 50% minority interests owned by our controlled builders are included as noncontrolling interests in the Company’s consolidated financial statements.

Our controlled builders creditors have no recourse against us. The assets of two of our consolidated controlled builders can only be used to settle obligations of those controlled builders. The assets of our VIEs that can be used only to settle obligations of the VIEs as of December 31, 2017 totaled $X.X million, of which $X.X million was cash and $X.X million was inventory. The assets of our VIEs that can be used only to settle obligations of the VIEs as of December 31, 2016 totaled $X.X million, of which $X.X million was cash and $X.X million was inventory.

If you have any further questions, need any additional information or wish to discuss this letter in greater detail, please contact me at (813) 220-5855 or Alice Hsu of Akin Gump Strauss Hauer & Feld LLP at (212) 872-1053.

Sincerely,

/s/ Richard A. Costello
Richard A. Costello
Chief Financial Officer

cc:
Alice Hsu, Akin Gump Strauss Hauer & Feld LLP